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                                                                 Exhibit (a)(10)



EFI Announces Closure of Tender Offer For 91.5% of Splash and Proposed Settlement of Merger Lawsuit

         EFI Extends Time for Additional Shareholders to Tender Shares


     FOSTER CITY, Calif.-- (BUSINESS WIRE) -- Oct. 15, 2000 -- Electronics For Imaging, Inc. (EFI) (Nasdaq:EFII) the world leader in enabling networked
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printing solutions and Splash Technology Holdings, Inc. (Splash) (Nasdaq: SPLH)
jointly announced today the completion of EFI's cash tender offer to purchase all the outstanding shares of common stock of Splash, and the extension of time for additional shareholders to tender their remaining Splash shares.

     EFI was advised by Wilmington Trust, FSB, the Depositary for the offer, that a total of 13,442,057 shares had been tendered pursuant to the offer (including 1,787,564 shares subject to guarantees of delivery), which expired at 5:00 p.m., New York City time on Friday, October 13, 2000, and that all such shares have been accepted for payment.

     After giving effect to the purchase of the shares tendered, EFI beneficially owns approximately 91.5% of the outstanding Splash shares.

     EFI also announced that it is commencing a subsequent offering period which expires at 5:00 p.m. New York City time on Monday, October 23, 2000, unless extended. During this subsequent offering period, Splash shareholders who did not tender their shares by the expiration of the tender offer may tender their shares by following the directions in EFI's offer to purchase and letter of transmittal.

     Splash and EFI also announced the signing of a memorandum of understanding related to a proposed settlement of the class action lawsuit filed against Splash and its directors on August 31, 2000 after the announcement of the merger agreement between Splash and EFI.

     The memorandum of understanding provides for the settlement and dismissal with prejudice of the litigation. The final settlement, which includes the amount of attorneys' fees to be paid to plaintiff's counsel, is subject to court approval and there can be no assurance that such approval will be obtained. The memorandum of understanding provides that those Splash shareholders who did not tender their shares by the October 13, 2000 deadline will have until October 23, 2000 to tender their shares. The memorandum of understanding also calls for the elimination of the termination fee set forth in the merger agreement and certain changes concerning the ability of Splash to solicit another offer.

     EFI and Splash deny any wrongdoing whatsoever, but agreed to the memorandum of understanding to eliminate the burden and expense of further litigation.

     As previously announced, EFI and Splash intend to effect a merger pursuant to which Splash will become a wholly-owned subsidiary of EFI and all remaining Splash stockholders (other than EFI) will have the right to receive the same $10 per share in cash paid in the tender offer. It is currently anticipated that the merger transaction will be completed within the next two weeks.

About Electronics For Imaging

     Electronics for Imaging (www.efi.com) is the world leader in enabling
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networked printing solutions. EFI technology allows copiers, printers, and digital presses to be shared across work groups, the enterprise, and the internet. The results are greater productivity, improved document management, seamless networking, and the assured quality of color and black-and-white images. The company's OEM partners look to EFI to deliver products that help grow sales and reduce costs associated with internal development and support. Competitive, feature-rich

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solutions, such as the Fiery and EDOX brands of networked image processors and the eBeam brand of Web-enabled whiteboard systems, are an outgrowth of our determination to offer OEMs and end users alike the highest assurance of innovation, quality, reliability, and support. The company employs more than 800 people and maintains 22 offices worldwide.

Safe Harbor for Forward Looking Statements: Statements contained in this press release, which are not historical facts, are forward-looking statements subject to risks and uncertainties as discussed more fully in the companies' filings with the SEC, including their most recent Form 10-K and Form 10-Q. In addition, acquisitions involve risks and uncertainties which include, among others, the risk that expected growth will not be achieved, the integration of the companies will divert management attention and may not be achieved at all, any expected accretion in earnings will not materialize, expected synergies may not be realized and employees may choose not to continue with the combined company.

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